FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements of Fronteer Development Group Inc. (the “Company” or “Fronteer”) as at September 30, 2007, and the related notes thereto. In addition, the following should be read in conjunction with the 2006 audited financial statements, the related Management’s Discussion and Analysis, and the Annual Information Form as well as other information relating to the Company on file with the Canadian provincial securities regulatory authorities on SEDAR at www.sedar.com. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A is dated as of November 9, 2007.

OVERVIEW

Fronteer is an international mineral exploration and development company, focused on making discoveries that have solid production potential. The Company has: a 40% interest in three major gold and copper-gold projects in northwest Turkey; a 100% interest in Nevada’s largest Carlin-style gold deposit called Northumberland; a control block ownership position in Aurora Energy Resources Inc. (“Aurora”), a company focused on exploring and developing uranium deposits in Newfoundland and Labrador, Canada; one of the largest precious metal mineral rights position in Nevada’s gold trends; and, a copper-gold-uranium exploration program underway in the Yukon Territory.

The Company’s shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol FRG. At November 9, 2007, the Company owned 46.8% of Aurora (see Subsequent Events). Aurora is listed on the Toronto Stock Exchange under the symbol AXU.

Highlights for the nine months ended September 30, 2007 through the date of this report are;

  On September 24, 2007, the Company completed the acquisition of Newwest Gold Corporation (“Newwest”). The Company issued 15,181,920 Common Shares with a value of approximately $160,000,000 in exchange for 100% of the issued and outstanding shares of Newwest. Newwest has one of the most strategic precious metal exploration portfolios assembled in Nevada with a pipeline of 19 projects. The Company believes that there is significant potential for further discovery and resource expansion and future production potential on these projects. This transaction provides an excellent fit with the Company’s business model of providing the opportunity of high returns by making large discoveries and growing organically through the drill bit.

  In July and August 2007, Teck Cominco Ltd.’s Turkish subsidiary “(TCAM”) completed the earn back on the Company’s Kirazli, Agi Dagi and Halilaga gold and copper-gold deposits in northwest Turkey. As a result, TCAM now owns 60% of each of these properties and has until mid November of 2007 to elect to earn an additional 10% in Agi Dagi and/or Halilaga, by electing to complete a feasibility study on the property within four years of earning back 60%. If TCAM does not elect to earn the additional 10% on a property, both the Company and TCAM will develop the property further as a 60% / 40% joint venture. In October 2007, TCAM notified the Company that it would not earn back the additional 10% on Kirazli.

  On March 15, 2007, the Company closed a short-form prospectus offering (the “Offering”) to sell 4,498,000 common shares (including overallotment) at a price of $14.75 per share, raising gross proceeds of $66,345,500. The Underwriters received a cash commission of 5.0% of the gross proceeds.

  The Company is nearing completion of its $6,000,000 exploration program on the Wernecke properties, located in Canada’s Yukon Territory. The properties are owned 80% by the Company and 20% by Rimfire Minerals Corp. Final assays are pending, the results of which will determine the exploration program for the properties in 2008.

  During the second quarter of 2007, the Company made two additional investments in Latin American Minerals Inc. (“LAT”). The Company acquired 900,000 common shares from an existing shareholder at a price of $0.45 per share in April 2007. In May 2007, the Company purchased 2,000,000 units offered by LAT at a price of $1.00 per unit. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the Company to acquire one common share of LAT at a price of $1.25 for a period of 12 months. As at September 30, 2007, the Company owned 18.8% of the issued and outstanding common shares of LAT.

RESULTS OF OPERATIONS – SEPTEMBER 30, 2007 VS SEPTEMBER 30, 2006

The Company’s net loss for the three months ended September 30, 2007 was $3,868,201 or $0.06 per share compared to net loss of $585,003 or $0.01 for the three months ended September 30, 2006. The Company’s net loss for the nine months ended September 30, 2007 was $14,499,061 or $0.22 per share compared to net income of $7,617,871 or $0.14 per share for the nine months ended September 30, 2006. Contributing to the period-over-period differences was the recognition of stock-based compensation expense, the write-down of exploration properties and deferred exploration expenditures in Mexico, increases in property investigation costs, wages and benefits expenses, office and general costs legal fees and listing and filing fees, offset by increased interest income, the timing and recognition of dilution gains on the Company’s investment in Aurora, and a reduction to the Company’s equity share of the loss in Aurora.

Stock-based compensation expense for the three months ended September 30, 2007 increased to $1,137,562 from $267,342 for the three months ended September 30, 2006. For the nine months ended September 30, 2007, stock-based compensation expense increased to $8,031,571 from $2,843,447 for the same period in 2006. Stock-based compensation expense is comprised of the fair value of stock options granted to employees, directors and consultants that vest in the period. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option. The large increase is directly attributable to approval by shareholders of new option grants at the May 2, 2007, annual general meeting in conjunction with approval of a new option plan. The grants occurred in February, but the expense was not recognized until the options received shareholder approval in May.

In July 2007, the Company received the final results of it exploration work on the San Pedro and Clara properties in Mexico. Due to unsatisfactory exploration results, the Company has decided to halt further exploration of these properties and return the properties to Teck Cominco. Accordingly, the Company wrote-off all deferred costs of these projects totalling $1,764,936. At the same time, the Company elected to discontinue the Agua Grande project in Mexico which resulted in an additional write-down of $23,915. As a result, the Company is no longer active in Mexico.

Wages and benefits costs increased to $319,299 for the three months ended September 30, 2007, from $273,763 in the same period in the prior year due to a slight increase in the overall number of employees and an increase in salaries paid. For the nine months ended September 30, 2007, wages and benefits costs increased to $982,457 from $675,781 for the same period in 2006, reflecting an additional management bonus. Exploration staff salaries are deferred to exploration properties and deferred exploration expenditures.

Office and general expenses for the three months ended September 30, 2007 were $187,694 as compared to $26,554 for the same period in the prior year. For the nine months ended September

30, 2007, office and general expenses increased to $364,684 from $185,923 for the same period in 2006. The increase in office costs is primarily attributable to increases in insurance costs.

Legal fees have increased to $39,433 for the three months ended September 30, 2007 from $24,330 for the three months ended September 30, 2006. For the nine months ended September 30, 2007, legal fees increased to $215,275 from $63,628 for the same period in 2006. The increase in legal fees period over period is due mainly to legal fees paid for corporate governance matters.

Interest income increased to $1,119,803 for the three months ended September 30, 2007, compared to $495,799 for the same period in the prior year. For the nine months ended September 30, 2007, interest income increased to $2,721,716 from $906,015 for the same period in 2006. The change is attributed to an increased overall cash balance in 2007, compared to 2006, and a slight increase in interest rates realized on its invested cash.

The Company recognized a dilution gain of $16,017 for the three months ended September 30, 2007 as compared to a dilution gain of $603,033 for the same period in 2006. For the nine months ended September 30, 2007 the Company recognized a dilution gain of $790,326, as compared to $14,264,807 for the same period in 2006. The Company recognizes a dilution gain when its interest in Aurora is reduced as Aurora issues additional shares. It represents the fair value of the Company’s share of the consideration paid by new investors in Aurora, in excess of the amount that the carrying value of the Company’s investment in Aurora is reduced. The decrease in the dilution gain is due to the timing of significant dilution experienced in 2006, upon the initial public offering (“IPO”) of Aurora.

The Company recognized a mark-to-market loss on its derivative financial instruments of $989,634 for the three months ended September 30, 2007 as compared to $nil for the three months ended September 30, 2006. For the nine months ended September 30, 2007, the Company recognized a mark-to-market loss of $200,364 as compared to $nil for the same period in 2006. The Company treats the share purchase warrants it holds in LAT as derivative financial instruments which must be marked to market every reporting period, with changes in the fair value of the financial instrument recorded in the statement of operations. See below for a discussion of this change in accounting policy.

The Company also picked up its percentage of the operating loss of Aurora for the three months ended September 30, 2007 which totaled $644,478 as compared to $1,093,132 for the three months ended September 30, 2006. For the nine months ended September 30, 2007, the Company picked up a total of $3,330,044 for its percentage of the operating loss of Aurora as compared to $4,357,749 for the nine months ended September 30, 2006.

During the second quarter, the Board of the Company, on the recommendation of the Compensation Committee, approved modifications to certain provisions of the employment contracts of the Chief Executive Officer, Chief Financial Officer and Vice President, Operations. Under the existing contracts for these senior officers, in the event of a "takeover event", the Chief Executive Officer is entitled to three years' salary and benefits, the Chief Financial Officer and the Vice President, Operations are entitled to two years salary and benefits, and unvested stock options held by such senior officers is deemed to vest immediately before such takeover event. While these basic entitlements were not changed, under the amendments, the definition of "takeover event" was expanded for clarification purposes and to ensure that the contracts better reflected to Company's original intentions. The contracts were also amended to confirm that such senior officers would receive a pro-rated bonus under the Company's bonus plan for the year leading up the date of a takeover event. The Board, on the recommendation of the Compensation Committee, also approved extending these change of control provisions to the employment contracts of the Vice-President, Exploration and the Chief Geoscientist, each of whom would receive two years' salary and benefits following a takeover event. The Compensation Committee also modified terms of the Bonus Plan applicable to senior management. Subject to Compensation Committee discretion, for each 1% increase in the daily average closing share value from one year to the next, the Chief Executive Officer, Chief Financial Officer, Vice -Presidents and the Chief Geoscientist are eligible for a bonus of 1% of base pay to a maximum of 150%, 125%, 100% and 100% of base pay, respectively.

Total assets at September 30, 2007, increased to $378,891,486 from $102,311,386 at December 31, 2006, primarily as a result of the Newwest acquisition (as further discussed below) and a financing which closed on March 15, 2007 and raised gross proceeds of $66,345,500. In addition, for the nine months ended September 30, 2007, the company realized cash inflows from the exercise of warrants and options of $5,818,808 offset by exploration expenditures of $5,716,590 and cash outflows from operations of $1,149,817.

The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of preproduction and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

Acquisition of Newwest Gold Corporation

On September 24, 2007, the Company completed the acquisition of 100% of the issued and outstanding shares of Newwest on the basis of 0.26 shares of the Company for each share of Newwest. The transaction has been accounted for as an acquisition of assets, and has resulted in the Company acquiring 19 precious metals exploration properties primarily located in the state of Nevada of the United States.

Based upon the September 24, 2007, balance sheet of Newwest, the preliminary allocation of the purchase price , summarized in the table below, is subject to change1.

Purchase price:	$
15,181,920 common shares of Fronteer		160,017,437
518,050 stock options of Fronteer		1,615,416
Acquisition costs		2,889,781
		164,522,634

Net assets acquired:
Current assets		3,356,579
Other assets		2,353,343
Exploration properties and deferred exploration expenditures		211,020,431
Current liabilities		(1,515,400)
Other liabilities		(746,450)
Future income tax liability		(49,945,869)
		164,522,634

Exploration Projects

Exploration and acquisition expenditures, net of recoveries for the nine months ended September 30, 2007 and 2006 totalled $635,558 and $2,237,524 in Turkey, $480,578 and $843,936 in Mexico, and $4,046,353 and $2,326,157 in the Yukon, Canada, respectively.

Assets acquired from Newwest Gold Corporation

The Northumberland Project

The Northumberland project was the most significant asset acquired as a result of the Newwest acquisition. It is subject to Newmont Mining Corporation’s (“Newmont”) earn-in rights described below. The potential to find additional gold resources at the Northumberland Project is considered by the Company to be excellent, both within the deposit area and other portions of the large property holdings. The possibility of high-grade gold mineralization within structurally controlled zones in the core areas of the deposits warrants careful evaluation and drill testing. There is also potential to discover additional mineralization in the general area of the deposits in geologic settings similar to the known deposits. There are a number of targets well beyond the limits of the mineral resources, however, only a few have been drilled.

Under the terms of an option agreement, Newmont may earn a 60% interest in Northumberland by completing $25 million in expenditures (the “Phase I Earn-In”) in accordance with the following schedule (current to September 30, 2007):

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1 The fair value of all identifiable assets and liabilities acquired as well as any goodwill arising on the acquisition will be determined through an independent valuation as of the date of closing of the transaction. On completion of the valuation, with corresponding adjustments to the carrying amounts of mineral properties, tangible assets, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated financial statements after the date of acquisition.

Calendar Year	Minimum Annual Expenditure	Minimum Cumulative Expenditure	Total Cumulative Expenditure
2004	US$1,000,000	US$1,000,000	US$1,900,000

2005	US$2,000,000	US$3,000,000	US$3,300,000

2006	US$3,000,000	US$6,000,000	US$6,300,000

2007	US$4,000,000	US$10,000,000	US$8,050,000

2008	US$5,000,000	US$15,000,000

2009	US$5,000,000	US$20,000,000

2010	US$5,000,000	US$25,000,000

Eligible expenditures include expenditures on exploration, development, property expansion, permitting and feasibility studies. Amounts in excess of the minimum annual expenditure are credited towards the next year’s minimum annual expenditure on a rolling basis. Newmont spent approximately US$1,900,000 at the Northumberland Project in 2004, US$1,400,000 in 2005, US$3,000,000 in 2006 and US$1,750,000 to September 30, 2007.

If Newmont fails to complete the Phase I Earn-In requirements, Newmont would retain responsibility for reclaiming the Northumberland Project property with regard to any surface disturbance caused by Newmont during the Phase I Earn-In period and has indemnified the Company for any liability resulting from its operations. The Company retained responsibility for the ongoing environmental liabilities at the Northumberland Project that are primarily related to prior mining activities.

Upon completion of the Phase I Earn-In, Newmont would hold a 60% interest in the joint venture and the Company’s interest would be reduced to 40%. Until Newmont completes the Phase I Earn-In, the Company has no obligation to provide capital to project.

Within 30 days after completion by Newmont of the Phase I Earn-In, if applicable, the Company has the option to require Newmont to contribute an additional US$10,000,000 for eligible expenditures on the project (the “Phase II Earn-In”) thereby earning an additional 15% under the option agreement. If the Company exercises this option, Newmont’s interest in the Northumberland Project would increase to 75%, and the Company’s interest would be reduced to 25%.

Northumberland has a National Instrument 43-101 compliant resource estimate, that exists entirely on private land, as follows2:

		Measured Gold				Indicated Gold
Type	Cut off	Tons	Grade	Grade	Au Ounces	Tons	Grade	Grade	Au Ounces
	oz/ton		oz/ton	g/tonne			oz/ton	g/tonne
Oxide	0.01	8,951,000	0.034	1.166	302,000	6,793,000	0.033	1.131	221,000
Sulph.	0.04	3,903,000	0.094	3.223	368,000	9,441,000	0.097	3.326	912,000
Sulph	0.1	144,000	0.159	5.451	23,000	1,678,000	0.138	4.731	232,000
Total		12,998,000	0.053	1.817	693,000	17,912,000	0.076	2.606	1,365,000

		Inferred Gold				Inferred Silver Resources
Type	Cut off	Tons	Grade	Grade	Au Ounces	Tons	Grade Ag	Grade Ag	Ag Ounces
	oz/ton		oz/ton	g/tonne			oz/ton	g/tonne
Oxide	0.01	1,007,000	0.036	1.234	36,000	16,751,000	0.127	4.354	2,127,000
Sulph.	0.04	1,846,000	0.094	3.223	174,000	15,190,000	0.168	5.760	2,552,000
Sulph	0.1	1,528,000	0.124	4.251	189,000	3,350,000	0.129	4.423	432,000
Total		4,381,000	0.091	3.120	399,000	35,291,000	0.145	4.971	5,111,000

Sandman project

The Sandman Project is an advanced exploration project wi0th drill delineated gold mineralization. The property holds four partially defined gold deposits that are near surface, potentially mineable by open pit and are potentially leachable. In addition, there are numerous additional exploration targets. The mineralization includes very high grades locally, is oxidized and is near surface. Drilling programs since 2004 have expanded existing deposits laterally and at depth. Recent drill results include thick continuous zones of mineralization and numerous holes with multiple zones of mineralization. The Sandman Project is undergoing active drill programs to expand the size of known deposits and to define new mineralized zones.

Sandman is located approximately 13 miles west of the town of Winnemucca, Nevada, and consists of 588 unpatented lode mining claims owned by the Company and approximately 6,700 acres of fee lands, which were subleased from Newmont beginning in September 1997, for a total of approximately 19,000 acres.

The approximate $112,000 annual holding costs for the properties at the Sandman Project include a $125 per claim maintenance fee payable annually to the Bureau of Land Management, plus related filing and recording fees, applicable to the Company’s unpatented mining claims. Under the Newmont sublease, the Company is required to pay annual advance royalty payments of approximately $33,600 through 2007, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017.

Fronteer is in process of developing budgets for the 2008 program at Sandman.

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2 These resources are from an independent NI 43-101 Technical Report, entitled Northumberland Project, Nye County, Nevada, USA, July 15, 2006 by Mine Development Assoc. for Newwest Gold Corp. Samples of drill core or RC chips were sampled on 5.0 ft or 1.52 m intervals and assayed by American Assay (ISO9002;2002) or ALS Chemex (ISO 9001;2000) for gold and silver by Fire Assay of a 30 gram (1 assay tonne charge) with an AA finish, or if over 10.0 ppm Au was re-assayed and completed with a gravimetric finish. Gold equivalent ouncescalculated using a 55.37gold to silver ratio (Kitco Oct 5/07.)

The Sandman project has a National Instrument 43-101 compliant resources as follows3:

		Average
		Gold	Contained
	Tons	Grade (oz	Gold (oz)
		Au/ton)

Measured Resources	1,710,000	0.048	82,100

Indicated Resources	6,323,000	0.030	189,800

Total Measured and
Indicated Resources	8,033,000	0.034	271,900

Total Inferred Resources	1,418,000	0.027	38,000

Zaca Project

The Zaca Project contains a large hydrothermal mineral system, a well defined gold-silver resource and potential for discovery of additional surface and underground-mineable deposits. The Zaca Project includes the Zaca deposit and several exploration targets.

The Zaca Project is located in Alpine County, California, approximately 70 miles south of Reno, Nevada in California, approximately 15 miles west from the Nevada border, and consists of 182 unpatented lode mining claims covering approximately 3,000 acres and four patented mining claims covering 153 acres. The Company holds the Zaca Project as the assignee of a lease agreement.

The United States Forest Service (“USFS”) is conducting a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) “non-time critical removal (remediation) action” at the Zaca Project property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between $1.5 million to $2.0 million. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Project, all of which pre-date Newwest’s acquisition of a leasehold interest in the property. The Company believes as a result of discussions with the USFS, that it will not be held responsible for the cost of the USFS response actions on the Zaca property

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3 (1) Mineral resources have been estimated by Mine Development Associates ("MDA") in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resources expressed in the tables above are based on the technical reports prepared by MDA entitled Updated Technical report, Sandman Gold Project, Humboldt County, Nevada, USA dated May 31, 2007. See a copy of the report on Sedar at www.sedar.com. The cut-off grade (expressed in ounces of gold per ton) for the Sandman Project measured, indicated and inferred resources is 0.01 for all of the shallow deposits and a 0.02 for the deeper zones at the Southeast Pediment deposit.

that are the result of historic mining and exploration activities predating the Company's leasehold interest in the property. To date, no liability has been recorded in the Company’s financial statements

There is a 5% NSR royalty payable to Kennecott Explorations (Australia) Ltd. (“Kennecott”) on the Loope claims with the exception of Loope 143 to 146 claims, on which the royalty is 2.5% . This royalty payable to Kennecott is capped at US$2,000,000. In the event that New Zaca LLC abandons any of the original Loope claims and Kennecott does not exercise its option to retain them, if New Zaca LLC re-stakes the ground within five years of giving Kennecott notice the royalty will apply to the new claims. There is a 5% NSR royalty payable to US Precious Metals, Inc. (previously Baker Resources USA, Inc.) on the Flint patent, the Jean claims #1-10 and the Red Gap, Red Gap No. 1, Red Gap No. 2 and Red Gap Annex claims. This royalty applies after all acquisition, exploration and development costs are recovered.

Zaca has a National Instrument 43-101 compliant resource as follows4:

	Tons	Average Gold	Average	Contained	Contained	Contained
		Grade (oz Au/ton)	Silver Grade	Gold (oz)	Silver (oz)	Gold
			(oz Ag/ton)			Equivalent(4)
						(oz Au-eq)

Measured	8,097,000	0.019	0.704	151,000	5,700,000	236,000
Resources

Indicated	18,730,000	0.014	0.707	266,000	13,242,000	464,000
Resources

Total Measured
and Indicated	26,827,000	0.016	0.706	417,000	18,942,000	700,000
Resources

Total Inferred	329,000	0.018	1.033	6,000	340,000	11,000
Resources

Long Canyon project

The Long Canyon Project, located in the Pequop Range and defining Nevada’s newest gold trend, is the most significant of what are referred to by Newwest as the Eastern Great Basin projects (“EGB”). The EGB Project properties consist of an extensive area of mineral rights across a broad region, and include Long Canyon and three other gold exploration projects.

The EGB Projects properties are located in northeastern Nevada and northwestern Utah and consist of over 400,000 acres of fee lands on which the Company owns between 25% and 100% of the mineral interest, approximately 3,500 acres in unpatented mining claims, 1,900 acres of Utah state mineral leases, approximately 3,800 acres of leased fee lands on which a third party lessor owns a 61.76% interest in the mineral estate and approximately 6,000 acres of unpatented claims held by virtue of a joint venture with AuEx Ventures (“AuEx”) for the Long Canyon Project.

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4Mineral resources have been estimated by Mine Development Associates ("MDA") in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resources expressed in the tables above are based on the technical reports prepared by MDA as at May 24, 2006. Gold equivalent calculated at gold-silver ratio of 67:1. The cut-off grade for the Zaca Project measured, indicated and inferred resources is 0.01 ounces of gold equivalent per ton.

In 2006, Newwest entered into a joint venture agreement for the Long Canyon Project with AuEx whereby the two parties combined their land positions in the Long Canyon area for an initial interest of 51% for Newwest. During Phase I of the project, Newwest is obligated, in order to retain the same interest, to spend $5 million of exploration expenditures within a five year period. As at September 30, 2007, Newwest had spent approximately US$815,000 against this earn-in obligation. After completion of Phase I, Newwest may elect to carry AuEx through feasibility, if warranted, thereby earning an additional 14%, bringing its interest to 65% and reducing AuEx’s interest in the project to 35%.

Long Canyon contains open ended zones of near surface, oxide gold mineralization with significant grades. A National Instrument 43-101 compliant resource is planned for 2008. Fronteer is currently preparing an exploration budget for the Long Canyon project for 2008.

The holding costs for the EGB Projects include a per claim maintenance fee of US$125 payable annually to the BLM, plus related filing and recording fees, applicable to unpatented mining claims, but the fee lands have minimal holding costs and the lease lands have variable leasing costs. Approximately 3,800 acres of fee lands which comprise a portion of the EGB Projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. An aggregate of approximately 1,900 acres of state-owned land which comprise a portion of the EGB Projects are covered by three separate leases for metalliferous minerals with the State of Utah. The annual holding costs for the EGB Projects total approximately US$49,000 without Long Canyon and US$89,000 with Long Canyon.

Carlin-Cortez Trends Projects Introduction

The Carlin-Cortez Trends properties encompass a large land position of roughly 138,000 acres located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The Company’s major project areas within the Carlin-Cortez Trends area are Rock Creek and several projects in the northern Carlin Trend, including Antelope Creek, Old Timers and Rimrock.

The land position at the Carlin-Cortez Trends Project consists principally of the Company’s privately owned property, on the majority of which it owns 100% of the mineral rights. On approximately 1% of this land position, the Company owns only 3/8ths of the mineral rights. The land position also includes 99 unpatented mining claims. The property is a patchwork of the Company’s private lands interspersed with blocks of federal land and private lands held by other parties.

The holding costs for the Carlin-Cortez Trends Project include a US$125 per claim maintenance fee payable annually to the BLM, plus related filing and recording fees applicable to the Company’s unpatented mining claims. The annual holdings costs for the Carlin-Cortez Trends Project total approximately US$105,000.

Of the 99 unpatented claims comprising a portion of the Carlin-Cortez Trends Project, 82 are subject to a 0.5% NSR royalty, and 42 are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

For further information on these assets, please see the 2006 Annual Information form of Newwest, available under Fronteer’s profile on Sedar at www.sedar.com.

Turkey

In July and August 2007, TCAM notified the Company that it had completed its earn back expenditures on Kirazli, Agi Dagi and Halilaga. TCAM and Fronteer currently operate each of the projects as a 60% / 40% joint venture. On October 22, 2007, TCAM notified the Company that it did not elect to earn back an additional 10% on Kirazli.

As TCAM completed its earn back on Kirazli and Agi Dagi, the NSR of 1% on Agi Dagi, and 2% on Kirazli, previously issued to TCAM, have been eliminated. Agi Dagi continues to be subject to a 2% NSR owing to an arm’s length party.

In lieu of the NSR’s, the Company will pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined Agi Dagi and Kirazli resource areas, up to a maximum of 600,000 ounces and 250,000 ounces, respectively.

TCAM may elect to earn an additional 10% interest in Agi Dagi and Halilaga by completing a final feasibility study within four years of meeting the earn-back expenditure commitment, and arranging project financing. TCAM must notify the Company of its intent to earn back an additional 10%, within 90 days of earning back 60%.

To earn back a 60% interest in any of the remaining Biga designated properties, TCAM must spend approximately US$2,800,000 on Pirentepe, approximately US$97,000 on TV Tower and approximately US$23,000 on Dedidagi, by November 30, 2009, with a minimum of 50% being spent by November 30, 2007. TCAM has informed the Company that US$583,078 has been incurred on the earn-back on Pirentepe, as at September 30, 2007. TCAM has made no significant expenditures on the TV Tower or Dedidagi properties to date.

As at September 30, 2007, TCAM has indicated that it has incurred expenditures totalling US$10,374,481 and US$2,281,683 on Agi Dagi and Halilaga, respectively. These amounts equate to US$272,577 and US$227,702 in excess of the TCAM 60% earn-back requirement for these properties. In the event TCAM does not elect to earn back an additional 10% in Agi Dagi and/or Halilaga, the Company will owe to TCAM, 40% of the amount incurred in excess of 60% earn-back amount incurred by TCAM on that property. If TCAM does elect to earn-back an additional 10% interest in a property, any excess expenditure made by TCAM to date, will form part of its 10% earn-back expenditure amount. Upon TCAM’s decision not to proceed with the additional 10% earn-back on Kirazli, the Company owes TCAM approximately US$83,500 being its 40% share of exploration costs incurred by TCAM in excess of its 60% earn back expenditure amount.

The Company and TCAM have re-negotiated their working relationship within the existing Area of Interest (“AOI”) as outlined in the original Biga MOU. The new agreement which will see costs shared on a 60 % TCAM, 40% Fronteer basis going forward on new properties, through November 2008, after the Company funds the first $100,000 of expenditure. TCAM will manage the regional exploration program within the AOI. Both parties are jointly funding an airborne geophysical survey over the AOI that was recently completed, with results now being analyzed. Any new properties identified from this survey for acquisition, if acquired, will immediately be subject to a 60% TCAM 40% Fronteer joint venture. This agreement will expire November 30, 2008, after which both parties are free to explore within the AOI with no obligation to the other party for any additional properties identified and acquired post November 30, 2008.

On June 18, 2007, the Company released updated resource estimates for the Agi Dagi and Kirazli properties, significantly expanding the known resource at each property5. Details for the resource at the Deli and Baba zone of Agi Dagi are as follows:

_________________________________
5 Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, is the designated Qualified Person for the Agi Dagi and Kirazli Projects in NW Turkey and also the Qualified Person for this resource estimate. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were

DELI ZONE
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured Indicated Inferred	1,600,000 18,300,000 10,200,000	1.80 1.20 1.30	13.50 10.20 15.50	94,000 693,000 418,000	696,000 6,027,000 5,068,000	107,920 813,540 519,360

**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

BABA ZONE
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured Indicated Inferred	- 15,000,000 9,100,000	- 0.80 0.80	- 1.00 0.30	- 400,000 235,000	- 464,000 86,000	- 409,280 236,720

**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

Details of the Kirazli resource estimate are as follows:

KIRAZLI
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	Au Eq ozs
Measured Indicated Inferred	1,100,000 8,300,000 24,600,000	1.40 1.10 1.20	9.60 5.80 2.00	51,000 297,000 976,000	342,000 1,549,000 1,558,000	57,840 327,980 1,007,160

**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

With the TCAM assuming majority ownership of the Agi Dagi, Kirazli and Halilaga properties, the Company has focused its attention on a regional exploration program in Turkey outside of the AOI as well. The Company is conducting sampling and geological mapping as well as flying an airborne geophysical survey at an estimated cost of US$476,000, as the means of identifying new properties for acquisition. In addition, the Company is inspecting third party properties that are available for joint-venture or option. No new properties have been identified for acquisition to date.

In addition, the Company obtained a geophysical report and geochemical results from an exploration program that commenced on its 100% owned Samli property, in January 2007. A follow up IP-Resistivity survey is being completed, which will assist in further refining targets for drilling scheduled for August 2007. To date, the Company has incurred total expenditures of $216,342, on this property.

Investment in Aurora Energy Resources Inc. – 46.8% (as at September 30, 2007)

Aurora, which owns uranium assets in the Central Mineral Belt (“CMB”) of Labrador, completed its IPO financing on March 22, 2006, raising gross proceeds of $28,749,999 including exercise of an over-allotment option. The Company no longer proportionately consolidates Aurora and now accounts for its investment using the equity method. Also in 2006, the Company acquired a further generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Deli and Kirazli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. (moved) Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

956,938 common shares in Aurora by way of a private placement, for total proceeds of $10,000,002. Fronteer has not disposed of any of its investment in Aurora.

Aurora announced an updated National Instrument 43-101 compliant resource estimate for its Michelin Deposit in February 2007. Concurrently with the updated Michelin resource estimate, a first ever resource estimate was developed for the Jacques Lake deposit. The collective updated resource estimate yields a total of 95,910,000 pounds of U3O8 (“uranium”) increased from the January 2006 resource estimate of 35,585,000 pounds of uranium.

A detailed breakdown of the resource estimate for both deposits, as reported by Aurora, is shown in the following table6:

Deposit	Measured			Indicated			Inferred
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**				14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*				1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**				1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	3,410,000	0.07	5,340,000	25,060,000	0.10	52,540,000	17,880,000	0.10	38,030,000
* Open pit resource reported at 0.03% U308 cut-off
** Underground resource reported at a 0.05% U308 cut-off

Copies of the National Instrument 43-101 compliant technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. On The CMB UranFum Property, Labrador, Canada During The Period January 2006 To January 2007” can be viewed on SEDAR at www.sedar.com.

For the year, Aurora has planned a $21,250,000 work program to continue the evaluation of the CMB Uranium Property and advance the project towards development. The main focus of the 2007 exploration program is to 1) expand the size of the known deposits; 2) convert inferred resources to indicated resources; and 3) focus on discovering new deposits in the district.

The 2007 work program will also include additional metallurgical testing of coarse core rejects from the 2006 drilling campaign, as well as ongoing work on a pre-feasibility study, currently being conducted by a consortium of engineering and environmental consultants, managed by Micon International Ltd. and including SNC Lavalin, Golder Associates, Senes Consultants and Sikumiut Environmental Management Ltd. and Minaskuat Limited Partnership, which are Inuit and Innu affiliated companies.

Aurora is transitioning from seasonal exploration to year-round project development and advancement. Work is based out of two fully winterized camps located at Michelin and Jacques Lake.

Total metres drilled for the year is expected to be between 50,000 and 55,000 metres at a total cost of $21,000,000. The discrepancy from budget stems largely from the poor weather, permitting delays and lower than planned average drill rates achieved earlier in the Spring. In addition, Aurora

_________________________________
6 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for Aurora, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd.

has hired drilling contractors capable of directional drilling, which although more expensive on a per metre basis, has reduced the number of metres of drilling required to test the deposit, from plan. Ongoing work includes targeting, regional prospecting, compilation work, database maintenance and logistical preparations for the 2008 field season. Particular focus will be placed on generating new working models for mineralization on the CMB targets.

The Jacques Lake and regional drill programs are slated to shut down temporarily in early November to await snow. The Michelin drill program will run to late November depending on snow conditions. An application has been submitted to Provincial and Nunatsiavut governments to allow drilling within the legislated 50-metre buffer zone surrounding water bodies for the purpose of doing a program of confirmation drilling on the upper part of the Michelin mineralization during the winter. Aurora has also applied for the necessary permits to complete the remainder of its winter program.

In addition to drilling, Aurora has allocated approximately $18,200,000 for baseline environmental and engineering studies and community relations expenditures (“development”) as part of its larger pre-feasibility study, which is expected to be completed in 2008. Development work to date includes baseline environmental surveys for water quality; vegetation; mammal and marine life and lake bathymetry; a fly-over survey of potential Michelin road routes; meetings with the Canadian Environmental Assessment Authority (“CEAA”) and the Canadian Nuclear Safety Commission; drafting of project registration document; commencement of engineering studies including detailed mine; tailings and infrastructure design alternatives and metallurgical test work including ore sorting and leaching.

Aurora continues to work towards formally registering its project with the CEAA which is expected to occur by year end. This registration will officially commence the federal environmental assessment process. The Michelin Project should be the next uranium project to enter the permitting pipeline in Canada.

Aurora is committed to the best environmental, safety, and social practices. An important part of this commitment is our dedication to building cooperative relationships with community and government and engaging in open and honest dialogue. By doing this, Aurora hopes to build mutual success and create a positive economic legacy based on the creation of local, direct employment opportunities and training and, wherever possible, using local suppliers and service providers.

In October, the Nunatsiavut government initiated the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands. The Nunatsiavut House of Assembly has struck a committee to further study the issue. The committee will be made up of all available Assembly Members along with individuals from the Department of Lands and Resources that have been working on this policy. Experts on uranium mining, as well as community and industry representatives will be asked to provide information to committee members before a policy is determined. Aurora has indicated it will participate in this process to the full extent that is permissible.

Mexico

In November 2005, the Company optioned two drill-ready exploration properties from Minera Teck Cominco S.A. de C.V. (“Minera”). The Company conducted an extensive diamond drilling program on both properties in 2006 and 2007. In July 2007, after considering all available information and results from the drilling programs, the Company has decided to halt further exploration of these properties and will not be completing its earn-in requirements under the option agreement. Accordingly, at September 30, 2007, the Company has written off a total of $1,764,936 of deferred exploration expenditures relating to these two properties.

Yukon, Canada

In January 2006, the Company and Rimfire Minerals Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada (“Newmont”) and NVI Mining Ltd. (“NVI”), a subsidiary of Breakwater Resources Ltd., to acquire mineral claims and a data set on the claims located in the Wernecke Mountains of Canada’s Yukon Territory. The Company and Rimfire were required to complete $2,000,000 (fully funded by Fronteer) worth of expenditures on the property to earn a 100% (80% Fronteer, 20% Rimfire) interest in the claims and data set while Newmont and NVI retain a 2% NSR. In addition, the Company has staked additional claims in the area, which become subject to the terms of this agreement.

The Company and Rimfire completed the earn-in requirement in 2006, by spending $2,624,285 on the property. In May 2007, the Company and Rimfire reached an agreement regarding the joint operation of an unincorporated joint-venture whereby ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% net profit interest after pay-back of capital. During the nine months ended September 30, 2007, the Company recovered $1,157,143 from Rimfire. Of this amount, $164,179 represents Rimfire’s shares of the costs incurred in 2006, in excess of the $2 million earn-in amount and the remaining $992,964 represents Rimfire’s proportionate share of the costs incurred for the 2007 summer field program.

The Company is completing its 2007, $6,000,000, 10,000 metre, drill exploration program for the Wernecke properties. To September 30, 2007, the Company has incurred expenditures of $4,046,353, net of recoveries from Rimfire. A total of 6,520 metres of drilling in 28 holes has been completed to the end of September, over seven different target areas. The Company completed demobilization of its exploration camp in October. Weather issues resulted in drilling delays resulting in fewer metres drilled than plan.

Assay results are pending for some of the holes. The Company will spend the next few months assessing the data from the 2007 program before designing a follow up drill program for 2008.

Investment in Latin American Minerals

Pursuant to a private placement which closed in November 2006, the Company purchased 5,310,000 units of securities ("Units") of LAT, a company listed on the TSX Venture Exchange. Each Unit was purchased for $0.25 and is comprised of one common share in the capital of LAT and one-half of one common share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of LAT at an exercise price of $0.35 for a period of 12 months from the closing of the private placement.

In April 2007, the Company acquired an additional 900,000 common shares of LAT at a price of $0.45 per share, increasing its holdings to 6,210,000 common shares of LAT. On May 31, 2007, the Company increased its investment in LAT by purchasing, as part of a larger private placement, 2,000,000 units offered by LAT at a price of $1.00 per unit. Each unit is comprised on one common share and one-half of a common share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of LAT at a price of $1.25 for a period of 12 months.

The acquisition of the common shares of LAT was made for investment purposes to allow the Company to obtain a strategic foothold in a highly prospective area. The Company may from time to time increase or dispose of its investment in LAT.

SUMMARY OF QUARTERLY RESULTS (unaudited)

The following information is derived from the Company’s unaudited quarterly consolidated financial statements for the past eight quarters.

	Sept 2007	June 2007	Mar 2007	Dec 2006
Income (loss) before discontinued operations	$(3,868,201)	$(9,488,197)	$(1,142,677)	$7,389,922
Basic earnings (loss) per share before discontinued operations	$(0.06)	$(0.14)	$(0.02)	$0.11
Diluted earnings (loss) per share before discontinued operations	$(0.06)	$(0.14)	$(0.02)	$0.11
Net earnings (loss) for the period	$(3,868,201)	$(9,488,197)	$(1,142,677)	$7,389,922
Basic earnings (loss) per share for the period	$(0.06)	$(0.14)	$(0.02)	$0.11
Diluted earnings (loss) per share for the period	$(0.06)	$(0.14)	$(0.02)	$0.11

	Sept 2006	June 2006	Mar 2006	Dec 2005
Income (loss) before discontinued operations	$(585,003)	$(1,811,489)	$10,022,205	$(1,933,478)
Basic earnings (loss) per share before discontinued operations	$(0.01)	$(0.03)	$0.20	$(0.04)
Diluted earnings (loss) per share before discontinued operations	$(0.01)	$(0.03)	$0.18	$(0.04)
Net income (loss) for the period	$(585,003)	$(1,811,489)	$10,018,209	$(1,916,744)
Basic earnings (loss) per share for the period	$(0.01)	$(0.03)	$0.20	$(0.04)
Diluted earnings (loss) per share for the period	$(0.01)	$(0.03)	$0.18	$(0.04)

For the three months ended September 30, 2007, the Company recorded stock-based compensation of $1,137,562. The Company also recognized its share of Aurora’s operating loss amounting to $644,478 offset by a dilution gain of $16,017. Also the Company recognized a loss in the change in fair value of its financial instruments of $989,634 due to the depreciation of the market price of LAT.

For the three months ended June 30, 2007, the Company recorded stock-based compensation expense of $6,749,642, which reflected the shareholder approval of the Company’s new stock option plan and approval of prior period stock option grants. The Company also recognized its share of Aurora’s operating loss amounting to $1,293,576 offset by a dilution gain of $275,521. Also the Company wrote-off all deferred exploration costs related to its Mexican properties, which amounted to $1,788,851.

For the three months ended March 31, 2007, the Company recognized its share of Aurora’s operating loss amounting to $1,391,989 offset partly by a dilution gain of $498,787. The Company also recorded a mark-to-market gain on its derivative financial instruments of $653,421, which was also partly offset by a loss on sale of marketable securities of $366,143. The mark-to-market gain and the loss on marketable securities arose as a result of a new accounting policy adopted by the Company in January 2007 with prospective treatment.

For the three months ended December 31, 2006, the Company recognized a dilution gain of $13,763,714 on the reduction of its ownership in Aurora from 49.0% to 47.2% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $2,616,371.

For the three months ended September 30, 2006, the Company recognized a dilution gain of $432,279 on the reduction of its ownership in Aurora from 49.3% to 49.0% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $1,093,132.

For the three months ended September 30, 2006, the Company recognized a dilution gain of $1,451,212 on the reduction of its ownership in Aurora from 50.2% to 49.3% offset by stock-based compensation expense of $2,313,792.

In the three months ended March 31, 2006, the Company realized a dilution gain of $11,898,243 on the IPO of Aurora and the resulting decrease in ownership from 56.8% to 50.2% .

In the fourth quarter of 2005, a decision was made to write off the Company’s exploration properties in Chiapas totalling $943,216. In addition, the Board of Directors approved bonuses resulting in an increased to wages and benefits expense totalling $285,417.

In the third quarter of 2005, a decision was made to write off exploration expenditures associated with the Company’s remaining exploration properties in the Northwest Territories and Ontario totalling $1,144,414.

LIQUIDITY

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

The Company has the following contractual obligations at September 30, 2007:

		Payments Due by Period
	Total	Remainder of 2007	2008 - 2009	2010 – 2011	After 2011
Operating leases	$1,551,871	$188,121	$698,547	$464,209	$200,994
Property obligations	$3,072,605	$223,645	$531,690	$556,690	$1,760,580
Total	$4,624,476	$411,766	$1,230,237	$1,020,899	$1,961,574

Property obligations refer to amounts payable for access rights to certain of the Company’s mineral properties.

The Company has no debt. The only long term lease commitments are the operating lease for the Company’s office premises and equipment. Cash flows required under these lease agreements total approximately $80,000 for the remainder of fiscal 2007.

In the normal course of business, the Company is required to make annual payments to maintain title to certain properties. If the Company chooses to abandon a property or discontinue exploration activities, the payments relating to that property can be suspended, resulting in the Company's rights to the property lapsing. These amounts are not included in the table above.

At September 30, 2007, the Company had cash on its balance sheet of $101,830,868 and working capital of $102,106,445 as compared to cash of $40,391,913 and working capital of $43,338,290 at December 31, 2006. The increase in cash and working capital of $61,438,955 and $58,768,155 respectively is primarily due to the receipt of gross proceeds of $66,345,500 from the March 2007 equity financing and exercise of stock options and warrants, offset by exploration expenditures of $5,716,590 and cash used in operations of $1,149,817 during the period.

The Company will utilize its cash resources to look for other advanced stage mineral properties to acquire. Depending upon the size of any acquisition, it may be necessary to issue further shares of the Company to complete any acquisition, such as the Newwest acquisition. The Company continues to actively seek out these opportunities.

ENVIRONMENTAL MATTERS

The Company is subject to federal, provincial, territorial and state, and local environmental laws and regulations. The Company has put in place ongoing pollution control and monitoring programs at its properties, and posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. The Company records the fair value of reclamation and property closure costs in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's life. Ongoing reclamation activities associated with exploration stage properties are capitalized to exploration in the period incurred.

The amounts recorded for reclamation costs are estimates unique to each property based on engineering studies and the Company's assessment of the anticipated future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

CAPITAL RESOURCES

At September 30, 2007, the Company had 5,171,251 stock options outstanding which, if exercised, would bring a further approximately $33,500,000 to the Company’s treasury upon exercise. The Company has no outstanding debt facility upon which to draw.

OFF BALANCE SHEET ARRANGEMENTS

The Company has approximately $1,700,000 in standby Letters of Credit for the completion of reclamation on its mineral properties in the USA. These standby letters of credit are backed, in the most part by Certificates of Deposits.

The Company has no other off balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

For the nine months ended September 30, 2007, the Company paid legal fees of $605 (2006 -$8,177) to a law firm of which a director is a partner.

In addition, the Company invoiced Aurora $546,742 during the nine months ended September 30, 2007 (2006 - $968,203) for its share of office costs, employee wages and benefits. At September 30, 2007, the Company had a receivable from Aurora of $43,636 (December 31, 2006 - $88,154) relating to these expenditures.

In April 2006, the company and Aurora signed a cost sharing agreement whereby the Company will charge common office costs and common employee benefit costs to the Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels with each company and can be terminated on 60-days notice by either party.

DISCLOSURE CONTROLS AND PROCEDURES

During the quarter ended September 30, 2007, the Company’s Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of the Company’s existing disclosure controls. Based upon the evaluation performed, management is confident that the material information related to the Company and its subsidiaries, is known to management and that the Company’s disclosure controls and procedures will be effective on an ongoing basis.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company acquired Newwest on September 24, 2007. The Company has not yet performed an assessment of the internal controls on Newwest.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error of fraud may occur and not be detected.

OTHER SUBSEQUENT EVENTS

Subsequent to September 30, 2007, 118,433 stock options were exercised for gross proceeds of $311,940 to the Company. Also subsequent to September 30, 2007, the Company granted 35,000 stock options with an exercise price of $10.85.

Aurora issued a news release on October 23, 2007, announcing that that it has entered into an agreement to sell an aggregate of 5,312,500 Common Shares in the capital of Aurora at a price of

$16.00 per Common Share and an aggregate of 750,000 Flow-Through Shares at a price of $20.50 per Flow-Through Share for aggregate gross proceeds to Aurora of approximately $100,000,000 on a bought deal basis. The underwriters also have an option (the “Overallotment Option”) to purchase an additional 796,875 Common Shares of Aurora at a price of $16.00 per Common Share for a period of 30 days from closing. Upon conclusion of this financing, the Company’s ownership in Aurora will be reduced to approximately 42.8%, not including exercise of the Overallotment Option.

The Aurora offering is scheduled to close on or about November 20, 2007

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets, and other than write-downs to certain mineral property interests, does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

The Company records the fair value of reclamation and property closure costs in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's life. The liability is accreted over time through charges to earnings. Ongoing reclamation activities associated with exploration stage properties are capitalized to deferred exploration costs as they are incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation, 1530 – Comprehensive Income, and 3865 – Hedging, on January 1, 2007, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.

Section 3855 requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income. Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges. Section 1530 requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Certain gains and losses that would otherwise be recorded as part of net earnings are now presented in “other comprehensive income”, until it is considered appropriate to recognize into net earnings.

As a result of adopting these new standards the Company recorded a non-cash increase of $1,115,734 to opening long-term investments, a non-cash increase of $464,385 to opening marketable securities and a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income of $673,042 (net of future income taxes of $123,458). In addition, the Company recorded a non-cash increase of $662,159 (net of future income taxes of $121,460) to opening retained earnings to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company and trading securities held by the Company.

FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, long-term investments, accounts receivable, amounts due from related parties and amounts due from various joint venture partners. The Company deposits cash with financial institutions it believes to be creditworthy. In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

The Company's accounts receivable are primarily related to input tax credits receivable and amounts due from Aurora. The Company performs ongoing evaluation of its receivables from Aurora to assess recoverability. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At September 30, 2007, the fair values of cash, and trade and other receivables approximate their carrying values because of the short-term nature of these instruments. The Company carries its long-term investments at fair value, which consist of common shares and share purchase warrants of LAT.

OUTSTANDING SHARES

The following table outlines the common shares outstanding subsequent to the quarter end to November 9, 2007:

# of common shares
Balance, September 30, 2007	83,039,601
Shares issued on exercise of stock options	118,433
Balance, November 9, 2007	83,158,034

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated production, costs of production, reserve and resource determination. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or res+ults “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in the Company’s annual information form for the year ended December 31, 2006 incorporated by reference into the Company’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in the Company.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of the Company for the year ended December 31, 2006 and other continuous disclosure documents filed by the Company since January 1, 2007 available at www.sedar.com, for further information on reserves and resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

OUTLOOK

Good projects in good places are hard to find. Fronteer is building a solid platform of good projects in good places with production potential. Our recent acquisition of Newwest, has helped solidify our gold platform upon which we intend to continue building our portfolio of high quality projects and advance them towards production. This transaction has also brought new talent to the management team with a track record of discoveries in Nevada, including Long Canyon and Northumberland.

Every company needs a focus and ours is gold. We continue to believe in the long term value of gold and fully expect to leverage this new experience to ramp of exploration of this strategic asset base and land position and Fronteer will look for additional opportunities to expand on and leverage this land position to further grow the gold assets in this area.

In the meantime, we also feel that our equity interest in Aurora provides our shareholders with important exposure to one of the best uranium development opportunities in the world today.

The Company continues to look for additional opportunities in Turkey and will continue with the active exploration of its Yukon copper-gold-uranium properties. The Company continues to investigate other opportunities to make direct investments in projects that it feels have the potential to develop into world-class deposits.

The Company also awaits TCAM’s decision with respect to the Agi Dagi and Halilaga properties and we look forward to working with Teck Cominco to further explore and develop the Kirazli joint venture.

With a treasury of approximately $100 million in cash, the Company has significant funds to acquire additional properties or companies of interest in the coming months.

With gold and uranium prices on the uptrend, we believe that we have a powerful combination of “yellow metals”.

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President, CEO	CFO, Corporate Secretary

November 9, 2007